UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On September 8, 2026, Arqit Quantum Inc. (the “Company”) held its 2026 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 9,421,171 ordinary shares as of the August 13, 2026 record date were represented in person or by proxy, constituting a quorum. Each of the proposals brought before the AGM was approved by the Company’s shareholders. The proposals voted on and the final voting results are set forth below.

The shareholders voted on a proposal to appoint three nominees to serve on the Company Board of Directors until the 2029 AGM or until their respective successors are duly appointed and qualified. The final voting results are set forth below.

	For	Against	Abstain
Carlo Calabria	9,169,365	171,501	4,490
Andrew Leaver	9,233,348	106,557	5,451

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215, 333-275960 and 333-284706) and Form F-3 (File Nos. 333-268786, 333-259982, 333-289939 and 333-292677), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: September 9, 2026